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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  OCTOBER, 2000
                                         ---------------


                                  AMVESCAP PLC
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                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
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Description of document filed:  AMVESCAP ANNOUNCES SPLIT IN ADS's
                                ---------------------------------

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AMVESCAP PLC
204511
RELEASE 17TH OCTOBER 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 0171-454 3942






     CONTACTS:   ROBERT F. MCCULLOUGH             MICHAEL PERMAN
                 Chief Financial Officer          Company Secretary
                 404-724-4251                     44-20-7454-3942

                        AMVESCAP ANNOUNCES SPLIT IN ADSS

LONDON, OCTOBER 17, 2000 - AMVESCAP PLC has announced plans to change its ratio to two (2) ordinary shares ("shares of common stock") for every one (1) American Depositary Share ("ADS"). The old ratio was five (5) shares of common stock for every one ADS. To effect this change in ratio, ADS holders will receive one and one-half (1 1/2) additional ADS for every existing ADS held by holders of record on November 6, 2000. Existing ADSs will continue to be valid and will not have to be exchanged for new ADSs. Cash will be paid in lieu of fractional ADSs.

The corresponding ADS dates are as follows:

Mailing Date:         October 30, 2000
Record Date:          November 6, 2000
Effective Date:       November 8, 2000

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 17th OCTOBER, 2000                    By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary